June 22, 2026

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NanoViricides, Inc
Registration Statement on Form S-3
(File No. 333-296790) filed on June 15, 2026

To Whom It May Concern:

Reference is made to the Registration Statement on Form S-3 (File No. 333-296790) filed by NanoViricides, Inc. (the “Issuer”) on June 15, 2026 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Peter Campitiello, counsel to the Issuer at (732) 395-4517.

Very truly yours,

/s/ Anil Diwan

Chairman, President

NanoViricides, Inc.

cc: Peter Campitiello, Esq.